Jerome Rosenberg

CERTIFIED PUBLIC ACCOUNTANT, P.C.

35 Pinelawn Road Suite 204 W Melville, NY 11747	Tel: (631) 777-2290 Fax: (631) 777-2293 www.jrcpaonline.com

November 4, 2013

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	IEH Corporation File No. 0-5278 Form 10-K, March 29, 2013

Dear Mr. Cascio:

Our client, IEH Corporation has requested that we respond to your letter of October 29, 2013 addressed to the Company regarding comments relative to the Company's filing of Form 10-K for the fiscal year ended March 29, 2013.

Independent Auditor's Report:

We have amended the independent auditors report to comply with the requirements of PCAOB Auditing Standard No. 1 to report that our audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We have also amended the first paragraph of our opinion so that reference is now made to the Statement of Operations on page 37.

We are enclosing herewith, a copy of the amended Report of Independent Registered Public Accounting Firm which will be incorporated in the filing of an amended Form 10-K.

Should you require any additional information please do not hesitate to contact me directly.

Yours sincerely,

/s/ Jerome Rosenberg, CPA

Jerome Rosenberg, CPA

Cc: Robert Knoth, IEH Corporation

Report of Independent of Registered Public Accounting Firm

Board of Directors and Stockholders

IEH Corporation

We have audited the accompanying balance sheets of IEH Corporation as of March 29, 2013 and March 30, 2012 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the periods ended March 29, 2013 and March 30, 2012. These financial statements are the responsibility of the Company's management.

Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IEH Corporation as of March 29, 2013 and March 30, 2012, and the results of its operations and its cash flows for each of the two years ended March 29, 2013 and March 30, 2012 in conformity with U.S. generally accepted accounting principles.

/s/Jerome Rosenberg CPA, P.C.

Jerome Rosenberg CPA, P.C.

Melville, New York

June 28, 2013